Mail Stop 3628

                                                           June 8, 2016

Via E-mail
Timothy King
President
WFN Credit Company, LLC
One Righter Parkway, Suite 100
Wilmington, Delaware 19803

       Re: World Financial Network Credit Card Master Note Trust Form 10-K for Fiscal Year Ended December 31, 2015
              Filed March 30, 2016
              File No. 333-113669

Dear Mr. King:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                           Sincerely,

                                                           /s/ Katherine Hsu

                                                           Katherine Hsu
                                                           Office Chief
                                                           Office of Structured
Finance


cc:    Cynthia Hageman, Alliance Data Systems Corporation
       Julie Gillespie, Mayer Brown LLP